Confidential Treatment

Requested by JPMorgan Chase & Co.

December 20, 2010

Mr. Amit Pande, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	JPMorgan Chase & Co.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 10, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 001-05805

Dear Mr. Pande:

We are in receipt of the letter, dated November 4, 2010, to Douglas L. Braunstein, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

Form 10-K for the fiscal year ended December 31, 2009

1.	Please be advised that we are evaluating your response to comment 1 in our letter dated July 23, 2010.

We await any further comments that you may have with respect to this item.

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Requested by JPMorgan Chase & Co.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 30. Commitments and contingencies, page 230

2.	We note your response to prior comment 2 from our letter dated July 23, 2010 and your enhanced disclosures on pages 169 through 170 and pages 188 through 196 of your Form 10-Q for the quarter ended June 30, 2010; however, we do not believe your disclosures fully comply with the criteria and guidance in ASC 450. Specifically, we refer to the generic disclosures that a possible loss or range of possible loss cannot be estimated and are unclear why you believe you are in full compliance with the above referenced guidance. Further, we note the extensive disclosures about your significant litigation matters in Item I, Part II of the Form 10-Q beginning on page 188 which are in varying stages of litigation. We strongly encourage you to provide a more transparent discussion of the reasonably possible loss or range of possible loss, by individual case or in the aggregate to allow an investor to fully understand your liability exposure. These disclosures should be updated quarterly as additional information is obtained and new cases are filed. Please provide us with your proposed disclosure and revise your future filings accordingly.

In response to the Staff’s prior comments, the Firm enhanced its disclosures relating to its litigation exposures in its Form 10-Q for the quarter ended June 30, 2010. The Firm further enhanced those disclosures in its Form 10-Q for the quarter ended September 30, 2010. Following is a description of the Firm’s disclosure approach and the basis for the Firm’s conclusion that it is in full compliance with the guidance in ASC 450.

The analysis used by the Firm in determining which litigation matters to disclose is based on both quantitative and qualitative considerations. The Firm endeavors to provide the users of its financial statements with information concerning those matters that it believes potentially expose the Firm to the most significant possible losses.

For each of the Firm’s material litigation matters, the Firm provides a description of the matter in its Forms 10-K and Form 10-Q. Included in each description is a summary of the significant claims being asserted and of the current status of the matter. Where the plaintiffs have quantified the damages they are seeking, or those amounts are readily ascertainable, they are disclosed.

ASC 450-20-50-3 requires the disclosure of “an estimate of the possible loss or a range of loss or a statement that such an estimate cannot be made.” The Firm understands that “possible loss” refers to losses other than those deemed “remote”. The Firm also understands that the intent of this disclosure requirement is to give users of its financial statements information about matters where the Firm is exposed to losses beyond those deemed “probable”.

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Requested by JPMorgan Chase & Co.

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For litigation matters involving a specified claim amount, the Firm believes that the claim amount represents the upper end of the range of possible loss. Accordingly, those amounts are disclosed for each matter described on pages 192-200 of its Form 10-Q for the quarter ended September 30, 2010, where such amounts are available. The Firm does not believe that it is possible to provide a reasoned assessment of the extent to which a claimed amount is remote. This is because, unless the plaintiffs have actually provided adjustments to the claimed amount or a determination can reasonably be made that the litigation is spurious (in which latter situation the matter generally would not be disclosed), a whole range of outcomes, including an outcome that could result in the Firm being liable for the alleged damage amount, is possible. Indeed, courts may apply legal theories that are inconsistent with the Firm’s own analysis of the matter or come to legal conclusions or rulings which the Firm has not anticipated).

o	It is important to note that this does not mean that the disclosed claimed amount represents management’s view of the litigation matter. Management’s view takes into account the Firm’s litigation strategies, its view of the merits of the case, the defenses that it believes it has available to it, its analysis of the proper application of relevant law and other factors; such considerations and attorney work product form the basis for management’s view of the range of “probable” losses — not “possible” losses.

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For litigation matters where plaintiffs have not specified a claim amount, but rather, “seek an indeterminate amount” of damages, the Firm does not believe that it is in a position to provide a reasoned estimate of the possible loss for these matters. Accordingly, the Firm includes a statement to that effect, as required by ASC 450-20-50-3, along with an explanation as to why such an estimate cannot reasonably be made for these particular matters.

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Due to the significant number of the Firm’s litigation matters that do not involve a specified claim amount, the Firm is similarly unable to establish a range of possible loss for its aggregate portfolio of litigation proceedings.

In response to the Staff’s comments, the Firm intends to disclose the following in its Form 10-K for the year ended December 31, 2010:

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“For those legal matters where damages have been specified by the plaintiff, such claimed damages provide the upper end of the range of reasonably possible losses (defined by the relevant accounting literature to include all potential losses other than those deemed “remote”). Accordingly, to assist the reader’s understanding of the potential magnitude of the matters at issue, the Firm has included in its current description of the status of each matter set forth on pages XXX-XXX, for each particular matter where the information is available, the amount of damages claimed or publicly available information that pertains to the damages claimed where not so specified. The Firm does not believe that a range of reasonably possible losses can be determined for the other asserted and probable unasserted claims as of December 31, 2010. This would require the Firm to make assessments regarding claims, or portion of claims, where actual damages have not been specified by the plaintiffs, or to assess novel claims or claims that are subject to further adjudication.”

In its disclosures, the Firm has and will continue to: (a) include an estimate of possible loss for cases with specified claim amounts; (b) state that the Firm is unable to estimate a possible loss for litigation matters without specified claim amounts, along with the basis for that determination; and (c) in all cases, provide descriptions of its material litigation matters. Therefore, the Firm believes that it is and will be in compliance with the criteria and guidance in ASC 450, and has or will have provided information to allow an investor to understand the Firm’s litigation exposures.

Note 31. Off-Balance sheet lending-related financial instruments, guarantees and other commitments

Indemnifications for breaches of representations and warranties, page 233

3.	We note your response to prior comment 3 from our letter dated July 23, 2010 and your enhanced disclosures on pages 58-60 of your Form 10-Q for the quarter ended June 30, 2010 surrounding your repurchase liability. We also note your disclosure in your Form 8-K filed on October 13, 2010, with the 2010 third quarter earnings release, that total production revenue was reduced by $1.5 billion of repurchase losses and included a $1.0 billion increase in the repurchase liability during the quarter reflecting higher estimated future repurchase demands. Given the significance of the realized losses and provision for repurchase losses recognized during the third quarter of 2010 compared to historical charges and to your repurchase liability at June 30, 2010, please provide us with, and enhance your disclosures in future filings to include the following:

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A detailed analysis and timeline of events supporting the period-to-period changes in your realized losses, provision for repurchase losses and resulting repurchase liability focusing on the specific facts and circumstances that resulted in the third quarter 2010 increases in all three of these components;

Confidential Treatment

Requested by JPMorgan Chase & Co.

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A comprehensive discussion linking your methodology for estimating losses attributable to probable future demands to the large increase in the repurchase liability during the third quarter of 2010; and

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A discussion addressing whether there have been any changes in your methodology for determining the repurchase liability or any significant changes in your underlying assumptions. If so, please provide a detailed analysis for any such changes, including quantification of the effect of these changes on your repurchase liability from quarter to quarter.

Following is a summary of the period-to-period changes in the Firm’s realized losses, provision for repurchase losses and repurchase liability:

	For the three months or period ended
($) in millions	September 30, 2010	June 30, 2010	Period to period change
Realized losses	$ 489	$ 317	$172
Provision for repurchase losses	$1,464	$ 667	$797
Repurchase liability	$3,307	$2,332	$975

The increase in realized losses for the three months ended September 30, 2010, as compared to the three months ended June 30, 2010, is primarily attributable to the Firm’s efforts to resolve outstanding repurchase demands as timely as possible and to reduce the level of outstanding repurchase demands. Also contributing to the increase, but to a lesser extent, was an increase in the level of repurchase demands, particularly from Fannie Mae and Freddie Mac (the “GSEs”).

The Firm regularly updates its estimated repurchase liability and the provision for repurchase losses based on the most recent information available to it. The primary driver of the change in the repurchase liability for the three months ended September 30, 2010, was certain changes in the assumptions related to future repurchase demands, as described below.

As described on page 60 of the Firm’s Form 10-Q for the quarter ended September 30, 2010, the Firm experienced through the first three quarters of 2010 a sustained trend of increased file requests and repurchase demands across most vintages, including the 2005 – 2008 vintages, in spite of improved delinquency statistics and the aging of the 2005 – 2008 vintages. File requests from the GSEs and private investors1 decreased by 29% between the second and third quarters of 2009 and remained relatively stable through the fourth quarter of 2009. After this period of decline and relative stability, file requests from the GSEs and private investors then experienced quarter over quarter increases of 5%, 18% and 15% through the first, second and third quarters of 2010, respectively.

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Requested by JPMorgan Chase & Co.

The Firm further disclosed in its Form 10-Q for the quarter ended September 30, 2010, that it expects this change in GSE behavior will alter the historical relationship between delinquencies and repurchase demands (resulting in changes to the Firm’s estimated repurchase liability). In response to these changing trends, in the third quarter of 2010, the Firm refined its estimate of probable future repurchase demands by separately forecasting near-term repurchase demands (using outstanding file requests) and longer-term repurchase requests (considering delinquent loans for which no file request has been received). The Firm believes that this refined estimation process produces a better estimate of probable future repurchase demands because it directly incorporates the Firm’s recent file request experience. The Firm also believes that the refined estimation process will better reflect emerging trends in file requests as well as with regard to the relationship between file requests and ultimate repurchase demands. This refinement in the Firm’s estimation process resulted in a higher estimated amount of probable future repurchase demands from the GSEs, and this revised future repurchase demand assumption was the primary driver of the $975 million net increase in the Firm’s repurchase liability in the third quarter of 2010.

For the Staff’s information, following is additional information (i.e., supplemental to that which the Firm disclosed in its Form 10-Q for the quarter ended September 30, 2010), about the timeline of events supporting the period to period change in the Firm’s provision for repurchase losses and its repurchase liability, the methodology that the Firm uses to estimate probable future repurchase demands (both near-term and longer-term) and how the assumptions underlying that methodology have changed during 2010.

Timeline of events

During the first quarter of 2010, the Firm began to observe that the GSEs appeared to be making repurchase demands in a manner that was inconsistent with one of the modeling curves that the Firm was then using to estimate probable future repurchase demands. [Redacted]

In the second quarter of 2010, the apparent trend that the Firm began to observe in the first quarter continued to develop. [Redacted] However, the Firm did disclose in its Form 10-Q for the quarter ended June 30, 2010 that it had observed a slight increase in repurchase demands from the GSEs, including those related to older vintages, and also noted that this development was considered in estimating the Firm’s repurchase liability.

[1]	While the Firm’s data relates to both GSE and private investors, predominantly all of the file requests received by the Firm to date are related to loans sold to the GSEs.

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Requested by JPMorgan Chase & Co.

By the third quarter of 2010, it was becoming clear that [Redacted]

The Firm’s [Redacted] expectation that file requests and repurchase demands will remain elevated caused the Firm to revise and refine, in the third quarter of 2010, its assumptions regarding estimated future repurchase demands. The refinements effected in the third quarter of 2010 involved dividing the delinquent loan population into two groups: (i) near-term repurchase demands, which are forecasted using outstanding file requests (where the Firm has not yet received an actual demand for repurchase) and, (ii) longer-term repurchase demands, which are forecasted using delinquent loans with no file requests received to date. The Firm believes that separately evaluating these two populations of loans (which are those populations deemed to be at greatest risk for a repurchase demand) should enable the Firm to better estimate future demands.

Forecast of near-term demands

For loans for which the Firm has received a file request but has not yet received a repurchase demand, the observed time lag between the file request date and the repurchase demand date is used to estimate the percentage of demands ultimately expected to occur. [Redacted] Leveraging this data, the Firm constructed the curves illustrated below, which the Firm uses to estimate repurchase demands yet to be made based upon the unpaid principal balance (“UPB”) underlying the files requested, the UPB already demanded and the months since the request.

[Redacted]

Forecast of longer-term demands

For loans where the Firm has not yet received a file request, the Firm’s estimate of future demands is based on the volume of delinquent loans, and considers [Redacted]

Effect of Change in Probable Future Repurchase Demand Assumption

[Redacted]

Disclosures in Form 10-Q for the quarter ended September 30, 2010

The Firm enhanced its disclosures concerning its repurchase liability exposure in its Form 10-Q for the quarter ended September 30, 2010 based on the significant increase in the Firm’s repurchase liability and in response to the Staff’s prior comments. These enhancements included:

Confidential Treatment

Requested by JPMorgan Chase & Co.

—	Quantitative information about loans sold during the higher-risk periods for which the Firm has made representations and warranties

—	Qualitative information regarding the nature of the representations and warranties made in private-label securitizations and how they differ from those made in loan sales to GSEs

—	Quantitative information regarding trends in file requests and repurchase demands from GSEs

—	Quantitative information regarding trends in repurchase demands and mortgage insurance rescission notices by loan origination vintage

—	A description of the Firm’s refined process for estimating future repurchase demands, including the effect that this refinement had on the Firm’s repurchase liability in the third quarter of 2010

—	Information regarding the Firm’s cure rate, loss severity, and trends in third party recoveries

These disclosure enhancements, in conjunction with disclosure enhancements that the Firm made in prior quarters (including a description of the repurchase demand process, quantitative information about outstanding repurchase demands and mortgage insurance rescission notices, a rollforward of the repurchase liability, quantitative and qualitative information regarding the sensitivity of the Firm’s repurchase liability to adverse changes in assumptions, and other information), are intended to provide a transparent discussion of the Firm’s estimate of its repurchase liability exposure.

4.	As a related matter, we note your generic disclosure that the Firm is not able to estimate a range of reasonably possible loss as defined by ASC 450 related to indemnifications for breaches of representations and warranties and remain unclear why you believe you are in full compliance with the above referenced guidance. Given the large realized loss and provision for repurchase losses recorded in the third quarter of 2010, it is apparent that these indemnifications matters are significant and that there could be exposure to loss in excess of amounts accrued. Thus, we continue to believe a more transparent discussion of the reasonably possible loss or range of possible loss is required so that an investor may understand your liability exposure. To the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please provide us with, and disclose in future filings, an estimate of the possible loss or range of loss. These disclosures should be updated quarterly as additional information is obtained.

The Firm understands that ASC 450-20-50-3 requires the disclosure of “an estimate of the possible loss or a range of loss or a statement that such an estimate cannot be made.” As noted above in the Firm’s response to Comment 2, the Firm believes that the concept of “possible loss” in ASC 450 refers to all potential losses other than those deemed “remote.”

Confidential Treatment

Requested by JPMorgan Chase & Co.

The Firm believes that its repurchase liability exposure is dependent on two primary factors, neither of which is estimable by the Firm:

—	The behavior of third-party claimants, including the GSEs, is the primary driver of the level of repurchase demands made to the Firm. [Redacted]

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Macroeconomic factors, such as home price appreciation and unemployment rates, remain inherently uncertain and such factors also greatly influence the extent to which loans will become past due. Identifying possible losses associated with these factors would require consideration of all potential economic scenarios, including scenarios considered very unlikely to occur. Because there is often no general consensus on these matters, the Firm is not able to estimate what the range of possible future changes in these macroeconomic factors could be.

Therefore, as required by ASC 450, the Firm included a statement its Form 10-Q for the quarter ended September 30, 2010 that it is unable to estimate the possible loss associated with its repurchase liability. The Firm will enhance this statement in its Form 10-K for the year ended December 31, 2010 to disclose the reasons why the Firm is unable to estimate the possible losses associated with its repurchase liability.

The Firm shares the Staff’s desire for transparent disclosures to investors regarding the Firm’s possible exposure to repurchase liability, and has enhanced its disclosures regarding this potential liability on pages 58 – 61 of its Form 10-Q for the quarter ended September 30, 2010, as discussed above in the Firm’s response to Question 3. In addition, the Firm has described the sensitivity of the Firm’s repurchase liability to changes in assumptions in order to demonstrate that changes in assumptions may have a significant effect on the amount of repurchase liability recognized by the Firm. The Firm will continue to evaluate ways to enhance its disclosures on this potential liability in future filings.

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This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Louis Rauchenberger
Louis Rauchenberger Corporate Controller